

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 22, 2008

<u>Via U.S. Mail and Facsimile</u>
Puglisi & Associates
850 Library Avenue
P.O. Box 885
Newark, DE 19715

     Re: Cresud Inc.
              Amendment No. 2 to Registration Statement on
              Form F-3
              Filed February 19, 2008
              File No. 333-146011

Dear Sir or Madam:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Opinions of Counsel (first filed with the Commission as exhibits on 2/19/2008)</u>

Please obtain and file new opinions of counsel that address the issues noted in the following comments. In the alternative, you may explain in each case why you do not believe revisions or new opinions are necessary. We may have additional comments after reviewing the new opinions and your responses.

Exhibit 5.1

1. We note that the following statement appears in the third paragraph:

   "We have assumed that at the time of execution … the related Warrant Agreement will (i) be the valid and legally binding obligation of each counterparty thereto and (ii) have been duly authorized, executed and delivered by the Company."

   Please obtain a new opinion that does not include this sentence, or explain in necessary detail why you believe the assumptions would be appropriate in this context. It appears that these elements form an essential part of what counsel must opine with regard to the warrants and the underlying shares.

Exhibit 5.2

2. In assumption (iv) in the fourth paragraph, counsel makes clear that the assumption only extends to parties "other than the Company." However, assumptions (i), (ii), (iii), (v) and (vii) do not include similar limiting language. As a consequence, those assumptions appear to be overly broad.

3. Assumption (vi) in the fourth paragraph appears to be inappropriate.

4. It is not clear from the fourth item enumerated in the antepenultimate paragraph whether the limitation refers exclusively to creditors' rights or also is intended to apply to the judicial application of foreign laws in other contexts as well. Given that counsel includes limitations regarding scope in the penultimate paragraph, it is unclear why the fourth item is included if it is for the broader purpose.

Exhibit 8.1

5. Counsel does not provide an opinion on the tax consequences, but instead states that pertinent portions of the disclosure in the prospectus are "accurate summaries." Counsel should provide an opinion on the material tax consequences, not the manner in which they are described in the prospectus.

Exhibit 8.2

6. Counsel does not provide an opinion on the tax consequences, but instead states that pertinent portions of the disclosure in the prospectus are "accurate summaries." Counsel should provide an opinion on the material tax consequences, not the manner in which they are described in the prospectus.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mellissa Campbell Duru at (202) 551-3757 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Williams, Esq.
(212) 455-2502